December 12, 2018

Da Wei Jiang
Chief Executive Officer & Chief Financial Officer
Chee Corp.
Guo Fu Center, No. 18 Qin Ling Road, Laoshan District
Qingdao, 266000, China

       Re: Chee Corp.
           Form 10-K for the year ended January 31, 2018
           Filed May 16, 2018
           File No. 333-216868

Dear Mr. Jiang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended January 31, 2018

Financial Statements
Report of Independent Registered Public Accounting Firm

1. The first paragraph of the audit report included in your filing states that the financial statements as of January 31, 2017 were audited by other auditors. Please amend your document to include the audit report of the former auditor or otherwise have your current auditor revise their audit report to omit reference to the other auditors' report and to take responsibility for all the periods presented. Refer to Article 2 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Ameen Hamady at (202) 551-3891 with any questions.
 Da Wei Jiang
Chee Corp.
December 12, 2018
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                                 Sincerely,
FirstName LastNameDa Wei Jiang
                                 Division of Corporation Finance
Comapany NameChee Corp.
                                 Office of Manufacturing and
December 12, 2018 Page 2         Construction
FirstName LastName